                         SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, D.C. 20549

                                    FORM  11-K



[X]       ANNUAL REPORT PURSUANT TO Section 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934
          For the fiscal year ended December 31, 1995

                                or

[ ]       TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
          SECURITIES EXCHANGE ACT OF 1934
          For the transition period from ________ to __________.

          Commission File Number 1-12266


          A.  Full title of the Plan and address of the Plan, if different from
              that of the issuer named below:   NA
                                              -----

          B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

               Paul Revere Savings Plan
               18 Chestnut Street
               Worcester, Massachusetts  01608

                              REQUIRED INFORMATION


          FINANCIAL STATEMENTS AND EXHIBITS

          The following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are filed herewith, as permitted by Item 4 of Form 11-K:

          Report of Independent Auditors
          Statement of Net Assets Available for Benefits, with Fund Information, December 31, 1995 and 1994
          Statement of Changes in Net Assets Available for Benefits, with
          Fund Information, for the Year Ended December 31, 1995 and for the Period From July 1, 1994 (inception) through December 31, 1994
          Notes to Financial Statements
          Schedule  I - Assets Held for Investment, December 31, 1995
          Schedule II - Transactions or Series of Transactions in Excess of 5% of the Current Value of Plan Assets at the Beginning of the Year

                                    SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee appointed by the Board of Directors of The Paul Revere Corporation to administer the Plan has duly caused this Annual Report on Form 11-K to be signed by the undersigned hereunto duly authorized.

                                        PAUL REVERE SAVINGS PLAN



                                         By: /s/ Michele S. Gatto
                                            ---------------------------
                                                 Michele S. Gatto
                                                 Attorney-in-fact


                                         Date:      June 24, 1996
                                              -------------------------

                                FINANCIAL STATEMENTS
                             AND SUPPLEMENTAL SCHEDULES

                              PAUL REVERE SAVINGS PLAN

                       FOR THE YEAR ENDED DECEMBER 31, 1995
                    AND THE PERIOD FROM JULY 1, 1994 (INCEPTION)
                               THROUGH DECEMBER 31, 1994
                        WITH REPORT OF INDEPENDENT AUDITORS

                                PAUL REVERE SAVINGS PLAN

                                  FINANCIAL STATEMENTS
                               AND SUPPLEMENTAL SCHEDULES




                                        CONTENTS


REPORT OF INDEPENDENT AUDITORS.................................................1

AUDITED FINANCIAL STATEMENTS

Statement of Net Assets Available for Benefits, with Fund Information,
     December 31, 1995.........................................................2
Statement of Net Assets Available for Benefits, with Fund Information,
     December 31, 1994.........................................................3
Statement of Changes in Net Assets Available for Benefits, with Fund
     Information, For the Year Ended December 31, 1995.........................4
Statement of Changes in Net Assets Available for Benefits, with Fund
     Information, For the Period from July 1, 1994 (inception)
     through December 31, 1994.................................................5
Notes to Financial Statements..................................................6

SUPPLEMENTAL SCHEDULES

Schedule  I - Assets Held for Investment, December 31, 1995...................13
Schedule II - Transactions or Series of Transactions in Excess of 5% of
       the Current Value of Plan Assets at the Beginning of the Year..........14

                          REPORT OF INDEPENDENT AUDITORS


The Benefits Committee
Paul Revere Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Paul Revere Savings Plan (the Plan) as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the year ended December 31, 1995 and the period from July 1, 1994 (inception) through December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1995 and 1994, and the changes in net assets available for benefits for the year ended December 31, 1995 and the period from July 1, 1994 (inception) through December 31, 1994, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1995, and transactions or series of transactions in excess of 5% of the current value of plan assets at the beginning of the year, for the year ended December 31, 1995 are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.







Boston, Massachusetts                                         Ernst & Young LLP
June 24, 1996

                             PAUL REVERE SAVINGS PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                 DECEMBER 31, 1995

                                      FUND A        FUND B         FUND C       FUND D        TOTAL
                                   -----------    -----------   -----------  -----------   -----------
Assets
Investments, at fair value:
  Paul Revere Common Stock         $11,271,857    $    -        $    -       $    -        $11,271,857
  Indexed Equity Fund                   -          1,814,559         -            -          1,814,559
  Textron Common Stock                  -              -             -         1,929,825     1,929,825
  Short-term investments               125,500         -             10,889          497       136,886
                                   -------------------------------------------------------------------
                                    11,397,357      1,814,559        10,889    1,930,322    15,153,127
Guaranteed insurance
  contracts, at
  contract value                         -             -          1,122,524       -          1,122,524
                                   -------------------------------------------------------------------
Total investments                   11,397,357      1,814,559     1,133,413    1,930,322    16,275,651
                                   -------------------------------------------------------------------
Receivables:
  Accrued investment income              6,030          2,865         7,100        9,173        25,168
  Participants' contributions            2,794         41,973        -             9,403        54,170
  Interfund balances                       356          1,588         3,677       -              5,621
  Other                                  2,146         -             -            -              2,146
                                   -------------------------------------------------------------------
Total receivables                       11,326         46,426        10,777       18,576        87,105
                                   -------------------------------------------------------------------
Total assets                        11,408,683      1,860,985     1,144,190    1,948,898    16,362,756
                                   -------------------------------------------------------------------
Liabilities
Payables:
  Investments purchased                 91,635        -              -            -             91,635
  Contributions                         75,544        -              39,021       -            114,565
  Interfund balances                     -            -              -             5,621         5,621
  Accrued expenses                       7,169          1,953           807        1,833        11,762
                                   -------------------------------------------------------------------
Total liabilities                      174,348          1,953        39,828        7,454       223,583
                                   -------------------------------------------------------------------
Net assets available for
  plan benefits                    $11,234,335     $1,859,032    $1,104,362   $1,941,444   $16,139,173
                                   -------------------------------------------------------------------
                                   -------------------------------------------------------------------

                                   See accompanying notes.

                                 PAUL REVERE SAVINGS PLAN

           STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                     DECEMBER 31, 1994

                                      FUND A        FUND B         FUND C       FUND D        TOTAL
                                   -----------    -----------   -----------  -----------   -----------
Assets
Investments, at fair value:
  Paul Revere Common Stock          $2,952,375       $  -          $   -        $  -        $2,952,375
  Indexed Equity Fund                   -             538,118          -           -           538,118
  Textron Common Stock                  -               -              -         552,916       552,916
  Short-term investments               343,485          8,256         5,130       57,935       414,806
                                   -------------------------------------------------------------------
                                     3,295,860        546,374         5,130      610,851     4,458,215
Guaranteed insurance
  contracts, at
  contract value                        -               -           397,877        -           397,877
                                   -------------------------------------------------------------------
Total investments                    3,295,860        546,374       403,007      610,851     4,856,092
                                   -------------------------------------------------------------------
Receivables:
  Accrued investment income                657             19         3,858        3,301         7,835
  Participants' contributions           -               2,173          -           -             2,173
  Interfund balances                     3,154          -             3,636          442         7,232
  Other                                  3,521          -                 1        -             3,522
                                   -------------------------------------------------------------------
Total receivables                        7,332          2,192         7,495        3,743        20,762
                                   -------------------------------------------------------------------
Total assets                         3,303,192        548,566       410,502      614,594     4,876,854
                                   -------------------------------------------------------------------
Liabilities
Payables:
  Investments purchased                176,552          -             1,700       51,395       229,647
  Contributions                         75,586          -            25,214        6,836       107,636
  Interfund balances                     -              7,232          -            -            7,232
  Accrued expenses                       6,024          1,160           787        1,111         9,082
                                   -------------------------------------------------------------------
Total liabilities                      258,162          8,392        27,701       59,342       353,597
                                   -------------------------------------------------------------------
Net assets available for
  plan benefits                     $3,045,030       $540,174      $382,801     $555,252    $4,523,257
                                   -------------------------------------------------------------------
                                   -------------------------------------------------------------------


                                     See accompanying notes.

                         PAUL REVERE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                   FOR THE YEAR ENDED DECEMBER 31, 1995

                                      FUND A        FUND B         FUND C       FUND D        TOTAL
                                   -----------    -----------   -----------  -----------   -----------

Additions to net assets
  attributed to:
Investment income:
  Net appreciation in fair
    value of investments           $ 2,350,244     $  361,238   $     -      $  309,802     $ 3,021,284
  Interest                              15,350            366        49,982       2,698          62,402
  Dividends                             98,656          -             -          34,100         138,750
                                   --------------------------------------------------------------------
                                     2,464,250        361,604        49,982     346,600       3,222,436
                                   -------------------------------------------------------------------
Contributions:
  Participants                       3,294,160      1,036,016       714,919   1,125,578       6,170,673
  Employer                           2,822,710          -             -            -          2,822,710
                                   --------------------------------------------------------------------
                                     6,116,870      1,036,016       714,919   1,125,578       8,993,383
                                   --------------------------------------------------------------------
  Total additions                    8,581,120      1,397,620       764,901   1,472,178      12,215,819
                                   --------------------------------------------------------------------
Deductions from net assets
attributed to:
  Benefits paid to participants        359,372         75,604        67,755      78,587         581,318
  Administrative expenses               12,026          2,442         1,593       2,524          18,585
                                   --------------------------------------------------------------------
    Total deductions                   371,398         78,046        69,348      81,111         599,903
                                   --------------------------------------------------------------------
Net increase prior to
  interfund transfers                8,209,722      1,319,574       695,553   1,391,067      11,615,916
Interfund transfers (net)              (20,417)          (716)       26,008      (4,875)          -
                                   --------------------------------------------------------------------
     Net increase                    8,189,305      1,318,858       721,561   1,386,192      11,615,916

Net assets available for benefits:
    Beginning of year                3,045,030        540,174       382,801     555,252       4,523,257
                                   --------------------------------------------------------------------
    End of year                    $11,234,335     $1,859,032    $1,104,362   $1,941,444    $16,139,173
                                   -------------------------------------------------------------------
                                   -------------------------------------------------------------------


                           See accompanying notes.

                         PAUL REVERE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

       PERIOD FROM JULY 1, 1994 (INCEPTION) THROUGH DECEMBER 31, 1994


                                      FUND A        FUND B         FUND C       FUND D        TOTAL
                                   -----------    -----------   -----------  -----------   -----------
Additions to net assets
  attributed to:
Investment income:
  Net depreciation in fair
    value of investments            $  (69,822)     $   (779)      $   -       $  (7,224)   $  (77,825)
  Interest                               6,919            70          6,750          856        14,595
  Dividends                             11,195         -               -           3,717        14,912
                                   --------------------------------------------------------------------
                                       (51,708)         (709)         6,750       (2,651)      (48,318)
                                   -------------------------------------------------------------------
Contributions:
  Participants                       1,656,827       549,624        374,998      555,904     3,137,353
  Employer                           1,450,982         -               -             -       1,450,982
                                   --------------------------------------------------------------------
                                     3,107,809       549,624        374,998      555,904     4,588,335
                                   --------------------------------------------------------------------
    Total additions                  3,056,101       548,915        381,748      553,253     4,540,017
                                   --------------------------------------------------------------------
Deductions from net assets
  attributed to:
  Benefits paid to participants          3,903           681            483        2,692         7,759
  Administrative expenses                6,024         1,121            787        1,069         9,001
                                   --------------------------------------------------------------------
    Total deductions                     9,927         1,802          1,270        3,761        16,760
                                   --------------------------------------------------------------------
Net increase prior to
  interfund transfers                3,046,174      547,113         380,478      549,492      4,523,257
Interfund transfers (net)               (1,144)      (6,939)          2,323        5,760          -
                                   --------------------------------------------------------------------
    Net increase                     3,045,030      540,174         382,801      555,252      4,523,257

Net assets available for
  benefits:
    Beginning of period                   -            -               -            -              -
                                   --------------------------------------------------------------------
    End of period                   $3,045,030     $540,174        $382,801     $555,252     $4,523,257
                                   --------------------------------------------------------------------
                                   --------------------------------------------------------------------


                              See accompanying notes.

                            PAUL REVERE SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

1.  DESCRIPTION OF PLAN

Paul Revere Savings Plan (the "Plan") is an employee stock ownership plan. For a description of the Plan, refer to the Summary Plan Description that is on file with the Department of Labor and available at the Human Resources office of The Paul Revere Corporation ("Paul Revere").

INVESTMENT OPTIONS

The Plan is administered under the terms of a trust agreement, dated July 1, 1994, with Bankers Trust Company (the "Trustee"). Participation in the Plan is voluntary; however, 50% of employee contributions are required to be invested in Fund A. Paul Revere contributes fifty cents for every dollar contributed by Plan participants up to a maximum 5% of the participant's annual compensation. All Paul Revere contributions are required to be invested in Fund A.

FUND A is invested entirely in Paul Revere Common Stock that is either purchased by the Trustee or contributed by Paul Revere. The investment objective of Fund A is long-term growth of capital.

FUND B (the "Indexed Equity Fund") is invested in the Trustee's Indexed Equity Fund, which is a portfolio of common stocks constructed with the objective of providing investment results that approximate the overall performance of the common stocks included in the Standard & Poors Corporate Index of 500 stocks.

FUND C (the "Fixed Income Fund") may be invested in bonds, notes, debentures, insurance contracts, short-term securities, money market instruments and other fixed income instruments. The investment objective of Fund C is to preserve the principal amounts invested in the Fixed Income Fund and to provide a relatively stable rate of interest.

FUND D is invested solely in Textron Inc. ("Textron") common stock purchased by the Trustee regularly on the open market or acquired by other means, including the exercise of conversion rights and private purchases of shares, purchases of treasury shares or previously authorized but unissued shares from Textron. The investment objective of Fund D is long term capital growth.

The above mentioned funds are invested in their respective type of security except during an administrative period when, at the discretion of the Trustee, amounts may be invested in short-term securities (Bankers Trust Company BT Pyramid Account Cash Fund and BT Pyramid Discretionary Account Cash Fund) or held uninvested.

The approximate number of participants in the Plan at December 31, 1995 and 1994 were:

                                   1995           1994
                                   -----          -----
               Fund A              1,907          1,964
               Fund B              1,027            972
               Fund C                964            955
               Fund D              1,215          1,149

                           PAUL REVERE SAVINGS PLAN

1.  DESCRIPTION OF PLAN (CONTINUED)

CONTRIBUTIONS

Participants of the Plan are entitled to elect compensation deferrals within the limits prescribed by Section 401(k) of the Internal Revenue Code (the "Code"). Contributions from employees and employee compensation deferrals, which are matched 50% by Paul Revere, subject to certain ERISA restrictions and Plan limits, are recorded when Paul Revere makes payroll deductions from participants' wages. The total of the matching contributions (net of employee forfeitures) made by Paul Revere can be limited by the Paul Revere Board of Directors. Participant contributions included rollovers of approximately $36,109 in 1995 and $65,493 in 1994.

Paul Revere makes contributions to the Plan based on estimated contribution levels. To the extent actual contributions by the participants differ from estimated contributions, a contribution receivable or payable from/to Paul Revere will result. All forfeitures arising out of a participant's termination of employment for reasons other than retirement, disability or death, are used to reduce future Paul Revere contributions.

A separate account is maintained for each participant and is increased monthly by (a) the participant's contributions and compensation deferrals,
(b) Paul Revere's 50% matching contribution, and (c) the pro rata share of income.

While Paul Revere has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of termination, each participant automatically becomes vested to the extent of the balance in his or her separate account.

ADMINISTRATIVE EXPENSES

Trustee fees charged to the Plan during 1995 and 1994 under administrative expenses were $18,585 and $9,001, respectively. Plan administrative expenses of $101,417 in 1995 and $112,233 in 1994 were borne by Paul Revere.

BENEFITS AND VESTING

In the event a participant ceases to be an employee or becomes totally disabled while employed, all of his or her accounts, to the extent vested, shall become distributable. If the participant is deemed disabled by the Social Security Administration, he (she) will become 100% vested. Distributions of more than forty whole shares of Paul Revere Common Stock or Textron Common Stock shall be in the form of Paul Revere Common Stock or Textron Common Stock. Distributions of forty or less whole shares of Paul Revere Common Stock or Textron Common Stock shall be in the form of cash unless the participant or beneficiary expressly requests Paul Revere Common Stock or Textron Common Stock. All other distributions shall be in the form of cash. An account will be distributed in a single payment if the value of the account is less than $3,500 when the account first becomes distributable. Current federal law requires Paul Revere to begin to distribute accounts by April 1 of the year following the year in which the participant reaches age 70 1/2. A participant is always vested in those portions of his or her account attributable to his or her own contributions and compensation deferrals and to discretionary contributions by Textron. The Plan provides for full vesting of a participant's plan account in the event of his or her termination of employment, other than for cause, within two years after a change in control of Paul Revere.

                           PAUL REVERE SAVINGS PLAN

1.  DESCRIPTION OF PLAN (CONTINUED)


Paul Revere's 50% matching contributions vest based on the length of participation in the Plan as follows:

                                             Ownership
       Months of Participation               Interest
   ----------------------------------------------------
   24 months but less than 36 months           25%
   36 months but less than 48 months           50%
   48 months but less than 60 months           75%
   60 months or more                          100%


2.  SIGNIFICANT ACCOUNTING POLICIES

Paul Revere and Textron common stocks are valued at the New York Stock Exchange closing price on the last business day of the Plan year. The Indexed Equity Fund is valued at the redemption price established by the Fund's trustee which is generally based on the fair value of the underlying assets. Insurance contracts are valued at contract value that represents contributions made, plus accrued interest, less funds used to pay employee withdrawals and administrative expenses. The short-term investments, comprised of the BT Pyramid Directed Account Cash Fund and BT Pyramid Discretionary Account Cash Fund, include pooled temporary investments and are stated at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Investment income is recorded as earned on an accrual basis. Dividends, interest and other distributions received by the Plan are reinvested in the Fund in which they were earned.

FAIR VALUE OF INSURANCE CONTRACTS

The fair values presented in Note 4 are estimates of the fair values of the insurance contracts at a specific point in time using available market information and appropriate valuation methodologies. These estimates are subjective in nature and involve uncertainties and significant judgment in the interpretation of current market data. Therefore, the fair values presented are not necessarily indicative of amounts the Plan could realize or settle currently. The Plan does not necessarily intend to dispose of or liquidate such instruments prior to maturity. See Note 4 for further information about fair values of financial instruments.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in those statements and accompanying notes. Actual results may differ from such estimates.

                           PAUL REVERE SAVINGS PLAN

3.  UNIT VALUATION

Plan equity is reported on a unit valuation basis except for Funds A and D which are reported on a per share basis. Unit values are determined by dividing the Plan equity in each Fund by the number of Fund units outstanding.

The number of units outstanding and the values for each unit at December 31, 1995 and 1994 were:

                                       FUND B
                        --------------------------------------
                        Number of Units         Value per Unit
                        ---------------         --------------
          1995            463,028.0244             4.0149449
          1994            187,599.4491             2.8794008

                                       FUND C
                        --------------------------------------
                        Number of Units         Value per Unit
                        ---------------         --------------
          1995            480,362.4732             2.2990180
          1994            181,401.9586             2.1102363

4.  INVESTMENTS

Investments that represent 5% or more of the fair value of the Plan's net assets available for benefits at December 31, 1995 and 1994 are as follows:

                                                        1995         1994
                                                     -----------  ----------
     Paul Revere Common Stock*                       $11,271,857  $2,952,375
     BT Large Capitalization Equity Index*             1,814,559     538,118
     Textron Common Stock*                             1,929,825     552,916
     BT Pyramid Directed Account Cash Fund*              136,886     406,550
     Guaranteed Insurance Contract,
        John Hancock Mutual Life Insurance Company     1,052,870     397,877

     * Indicates party-in-interest to the Plan.

Investments are at fair value, as determined by quoted market price. The Plan's investments at fair value (including investments bought, sold, and held) during 1995 and 1994 appreciated/(depreciated) in fair value as follows:

                                                     1995         1994
                                                  ----------    ---------
          Paul Revere Common Stock                $2,350,244    ($69,822)
          Textron Common Stock                       309,802      (7,224)
          Indexed Equity Fund                        361,238        (779)
                                                  ----------    ---------
          Net increase (decrease) in fair value   $3,021,284    ($77,825)
                                                  ----------    ---------

                           PAUL REVERE SAVINGS PLAN

4.  INVESTMENTS (CONTINUED)

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" (FAS 107), requires disclosure of fair value information about all financial instruments held or owned by a plan except for certain excluded instruments and instruments for which it is not practicable to estimate fair value. Note 2 describes the methods and assumptions used in determining the fair value of all Plan investments except insurance contracts.

The estimated fair value of the Plan's investment in guaranteed insurance contracts was determined by discounted cash flow analyses using U.S. Treasury bill interest rates with maturities similar to the remaining terms of the guaranteed insurance contracts. The estimated fair value of such contracts is approximately $1,196,281 and $389,013 at December 31, 1995 and 1994, respectively. The investments in the guaranteed insurance contracts have a crediting interest rate ranging from 5.75% to 7.3% in 1995 and 7.3% in 1994. The average percentage yield for 1995 was approximately 6.57%. In the event that withdrawals adversely affect the face value of the contract, an adjustment to the market value would be required. The contracts are transferable.

5.  INCOME TAX STATUS

The Plan is qualified and the trust established under the Plan is tax-exempt under the applicable sections of the Internal Revenue Code.

6.  DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                        1995           1994
                                                        ----           ----
Net assets available for benefits, per the
 financial statements                                $16,139,173    $4,523,257
Benefits payable                                        (103,903)      (23,904)
                                                     -----------    ----------
Net assets available for benefits, per the
  Form 5500                                          $16,035,270    $4,499,353
                                                     -----------    ----------

The following is a reconciliation of benefits paid to participants, per the financial statements to the Form 5500:

Benefits paid to participants, per the
  financial statements                               $   581,318    $    7,759
Add:  Amounts allocated on Form 5500 to withdrawn
        participants at December 31, 1995                103,903            --
      Amounts allocated on Form 5500 to withdrawn
        participants at December 31, 1994                (23,904)       23,904
                                                     -----------    ----------
Benefits paid to participants, per the Form 5500     $   661,317     $  31,663
                                                     -----------    ----------

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the end of the period, but not yet paid.

                           PAUL REVERE SAVINGS PLAN

7.  SUBSEQUENT EVENT

On April 29, 1996, Paul Revere and Provident Companies, Inc. ("Provident") announced they had signed a definitive merger agreement. The transaction, valued at approximately $1.2 billion, has been approved by boards of directors of both companies. Under the agreement, Paul Revere's shareholders may elect to receive a) $26.00 per share in cash; or b) a combination of $20.00 in cash and a number of shares of Provident common stock equal to the product of $6.00 and the exchange ratio; or c) a number of shares of Provident common stock equal to the product of $26.00 and the exchange ratio. The exchange ratio is based on the Provident common stock price during a defined period prior to closing and is subject to certain maximum and minimum share amounts. Textron, which owns approximately 83% of Paul Revere's outstanding common shares, has agreed to support the merger, which, subject to shareholder and regulatory approval, is expected to close during the third quarter of 1996.

                             SUPPLEMENTAL SCHEDULES

                           PAUL REVERE SAVINGS PLAN

                    SCHEDULE I - ASSETS HELD FOR INVESTMENT

                               DECEMBER 31, 1995

                                                  NUMBER OF     COST/
                                                  SHARES OR    CONTRACT      FAIR
                                                    UNITS       VALUE        VALUE
                                                  ---------  -----------  -----------
FUND A
The Paul Revere Corporation Common Stock*          543,222   $ 9,033,204  $11,271,857
BT Pyramid Directed Account Cash Fund*             125,500       125,500      125,500
                                                             -----------  -----------
Total Fund A                                                 $ 9,158,704  $11,397,357
                                                             -----------  -----------
                                                             -----------  -----------
FUND B
BT Large Capitalization Equity Index*                1,313   $ 1,459,692  $ 1,814,559
                                                             -----------  -----------
                                                             -----------  -----------
FUND C
Guaranteed Insurance Contract:
  John Hancock Mutual Life Insurance Company
    matures 8/31/99; 7.30%                       1,052,870   $ 1,052,870  $ 1,125,206
  New York Life Insurance Company
    matures 9/01/01; 5.75%                          69,654        69,654       71,075
BT Pyramid Directed Account Cash Fund*              10,889        10,889       10,889
                                                             -----------  -----------
Total Fund C                                                 $ 1,133,413  $ 1,207,170
                                                             -----------  -----------
                                                             -----------  -----------
FUND D
Textron Inc. Common Stock*                          28,590   $ 1,637,235  $ 1,929,825
BT Pyramid Directed Account Cash Fund*                 497           497          497
                                                             -----------  -----------
Total Fund D                                                 $ 1,637,732  $ 1,930,322
                                                             -----------  -----------
                                                             -----------  -----------
Total All Funds                                              $13,389,541  $16,349,408
                                                             -----------  -----------
                                                             -----------  -----------

* Indicates party-in-interest to the Plan.

                           PAUL REVERE SAVINGS PLAN

      SCHEDULE II - TRANSACTIONS OR SERIES OF TRANSACTIONS IN EXCESS OF 5% OF THE CURRENT VALUE OF PLAN ASSETS AT THE BEGINNING OF THE YEAR

                     FOR THE YEAR ENDED DECEMBER 31, 1995


                                                                                                    CURRENT VALUE
                                                                                                    OF ASSETS ON
                                                               PURCHASE      SELLING       COST OF   TRANSACTION   NET GAIN
   IDENTITY OF PARTY             DESCRIPTION                     PRICE        PRICE        ASSETS        DATE       (LOSS)
- ---------------------------------------------------------------------------------------------------------------------------------
CATEGORY (i) - INDIVIDUAL TRANSACTIONS IN EXCESS
               ON 5% OF PLAN ASSETS
Bankers Trust Company*    Purchase of 323,707 units
                          of BT Pyramid Directed
                          Account Cash Fund                    $  323,707                $  323,707  $  323,707

CATEGORY (iii) - SERIES OF TRANSACTIONS IN EXCESS
                 ON 5% OF AVERAGE PLAN ASSETS
**                        Purchase of 362,450 shares
                          of The Paul Revere Corporation*
                          Common Stock, in 139 transactions     6,280,282                 6,280,282   6,280,282

**                        Sale of 17,707 shares of
                          The Paul Revere Corporation*
                          Common Stock, in 14 transactions                  $  311,045      268,945                $  42,100

**                        Purchase of 17,849 shares of
                          Textron Inc. * Common Stock,
                          in 65 transactions                    1,082,731                 1,082,731   1,082,731

**                        Sale of 235 shares of
                          Textron Inc. * Common
                          Stock, in 4 transactions                              15,598        5,636                    9,962

**                        Purchase of 708,433 units
                          of John Hancock Mutual Life,
                          Group Annuity Contract #7555,
                          in 59 transactions                      708,433                   708,433     708,433

**                        Sale of 53,440 units of
                          John Hancock Mutual Life,
                          Group Annuity Contract #7555,
                          in 1 transaction                                      53,440       53,440                       --

Bankers Trust Company*    Purchase of 6,969,643 units
                          of BT Pyramid Directed Account
                          Cash Fund in 212 transactions         6,969,643                 6,969,643   6,969,643

                          Sale of 7,239,307 units of
                          BT Pyramid Directed Account
                          Cash Fund in 234 transactions                      7,239,307    7,239,307                       --

                            PAUL REVERE SAVINGS PLAN
      SCHEDULE II - TRANSACTIONS OR SERIES OF TRANSACTIONS IN EXCESS OF 5%
        OF THE CURRENT VALUE OF PLAN ASSETS AT THE BEGINNING OF THE YEAR

                      FOR THE YEAR ENDED DECEMBER 31, 1995




                                                                                                            CURRENT VALUE
                                                                                                             OF ASSETS ON
                                                                               PURCHASE  SELLING   COST OF   TRANSACTION   NET GAIN
IDENTITY OF PARTY    DESCRIPTION                                                PRICE     PRICE    ASSETS       DATE        (LOSS)
- -----------------------------------------------------------------------------------------------------------------------------------
Category (iii) - Series of transactions in excess on 5% of average Plan assets
Bankers Trust Company* Purchase of 803 units of BT Pyramid
                          Large Capitalization Equity Index Fund
                          in 59 transactions                                    $949,616           $949,616  $949,616

                       Sale of 26 units of BT Pyramid Large
                          Capitalization Equity Index Fund
                          in 4 transactions                                              $ 35,081    28,790               $6,291

                       Purchase of 806,215 units of BT Pyramid
                          Discretionary Cash Fund in 66 transactions             806,215            806,215   806,215

                       Sale of 814,471 units of BT Pyramid
                          Discretionary Cash Fund in 57 transactions                      814,471   814,471                  --


*   Indicates party-in-interest to the Plan
**  Transactions made on the open market

There are no category (ii) and (iv) transactions.

                            PAUL REVERE SAVINGS PLAN
                           ANNUAL REPORT ON FORM 11-K
                FOR FISCAL YEARS ENDED DECEMBER 31, 1995 and 1994


                                  EXHIBIT INDEX


          Exhibit Number               Description                       Page
          --------------               -----------                       ----
               24              Consent of Independent Auditors            17

               25              Power of Attorney                          18

                         CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-80718) pertaining to the Paul Revere Savings Plan of The Paul Revere Corporation of our report dated June 24, 1996 with respect to the financial statements and schedules of the Paul Revere Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1995 and the period from July 1, 1994 (inception) through December 31, 1994.





                                       ERNST & YOUNG LLP


Boston, Massachusetts
June 24, 1996

                                POWER OF ATTORNEY


     The undersigned members of the Benefits Committee administering The Paul Revere Savings Plan of The Paul Revere Corporation (the "Plan") do hereby constitute and appoint John H. Budd, Frederick K. Butler and Michele S. Gatto, and each of them, with full powers of substitution, their true and lawful attorneys and agents to do or cause to be done any and all acts and things and to execute and deliver any and all instruments and documents which said attorneys and agents, or any of them, may deem necessary or advisable in order to enable the Plan to comply with the Securities and Exchange Act of 1934, as amended, and any requirements of the Securities and Exchange Commission in respect thereof, in connection with the filing of the Plan's Annual Report on Form 11-K for the fiscal year ended December 31, 1995, including specifically, but without limitation, power and authority to sign the names of the undersigned in the capacities indicated below to such Annual Report filed with the Securities and Exchange Commission; to any and all amendments to such Annual Report, to any instruments or documents or other writings in which the original or copies thereof are to be filed as a par of or in connection with such Annual Report or amendments thereto, and to file or cause to be filed the same with the Securities and Exchange Commission; and each of the undersigned hereby ratifies and confirms all that such attorneys and agents, and each of them, shall have, and may exercise, all of the powers hereby conferred.

     IN WITNESS WHEREOF, each of the undersigned has signed his or her name hereto, on this 24th day of June, 1996.

Benefits Committee of The Paul Revere
Savings Plan


/s/ M. Katherine Hessel                /s/ Colleen L. O'Brien
________________________________       ___________________________________
M. Katherine Hessel                    Colleen L. O'Brien
VP-Human Resources and                 Plan Administrator and Benefits Committee
Benefits Committee Member              Member


/s/ John H. Budd                       /s/ Frederick K. Butler
________________________________       ____________________________________
John H. Budd                           Frederick K. Butler
Benefits Committee Member              Plan Counsel and Benefits Committee
                                       Member